

July 23, 2010

Mr. Andrew P. Becnel
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
4-6 Rue Jean-Francois Bartholoni
1204 Geneva, Switzerland

> **Re:** **Weatherford International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010, as amended April 30, 2010**
> **File No. 1-34258**

Dear Mr. Becnel:

We have reviewed your filing and your letter dated June 18, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009, filed April 30, 2009

Compensation Discussion and Analysis, page 13

2009 Executive Compensation Components, page 17

Long-Term Incentive Compensation, page 19

1.   We note your disclosure that the factors considered by your compensation committee in determining the number of options and restricted share or restricted share unit awards to be granted to each executive officer are generally the same as those used in establishing the total compensation package of executive officers and include the position of the officer (both in terms of function and responsibilities), tenure, individual performance, anticipated future contributions and the long-term incentive compensation of similarly situated executives in our peer group. For each named executive officer, please disclose

Andrew P. Becnel
Weatherford International Ltd.
July 23, 2010
Page 2

how each such factor was considered in determining the number of time-vested restricted share and restricted share unit awards granted in 2009.

Summary of Board Compensation for 2009, page 36

2. We note your disclosure regarding board compensation in your definitive proxy statement on Schedule 14A filed on May 13, 2010. Please tell us why you did not include all such disclosure in your amended annual report on Form 10-K.

Certain Relationships and Related Transactions, and Director Independence, page 39

Policies Regarding Related Person Transactions, page 39

3. Please provide the disclosure required by Item 404(b) of Regulation S-K with respect to the review, approval or ratification of transactions with related persons.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director